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Santos



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Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Brooke Pedersen
+61 8 8224 7227 / +61 (0) 400 250 027
brooke.pedersen@santos.com

27 June 2006



Santos Presentation to European Investors

From Tuesday 27 June 2006, Santos' Managing Director John Ellice-Flint will be delivering the following presentation "Options for Growth" to European investors.

A copy of the presentation is attached and is also available on the Santos website at the following link:

http://www.santos.com/FileGroup/FileGroup.aspx?p=95&year=2006

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com


Santos Limited
Options for Growth
European Investor Briefings
June/July 2006
Santos


Santos overview
Australian based E&P company operating internationally
Vietnam
Indonesia
PNG
Timor/Bonaparte
Western Australia
Eastern Australia
USA
Kyrgyzstan
Egypt
Legend
Exploration
Production
Santos


Santos key statistics
Market capitalisation: ~A$7.3 billion (ASX top 40)
Employees: ~1600
2005 total shareholder return: 50%
Proven plus probable reserves: 774 mmboe @ 31/12/05
Crude oil
LPG
2.6 mmboe
Condensate
4.2 mmboe
Sales gas and ethane
Condensate
A$346 m
LPG
A$184 m
Santos


2005 Record financial result
Full Year Results
Production 56.0 mmboe up 19%
Sales Revenue $2,463 million up 64%
EBITDAX $1,839 million up 60%
NPAT $762 million up 115%
EPS $1.24 up 130%
Operating Cash Flow $1,458 million up 141%
Dividend 38c up 15%
Gearing 35% increased 3%
Santos


Operating cash flow
Cashflow growth of 12% pa over 10+ years
1600
1400
1200
1000
800
600
400
200
Tax change
12% CAGR
Moomba incident
94
95
96
97
98
99
00
01
02
03
04
05
Santos


Growth strategy driven by basin excellence
Strong cashflow underpins active exploration program
Identify
New Core Areas
Asia, Middle East, USA
Mature
Emerging Core Areas
Indonesia, Timor/Bonaparte, PNG
Enhance
Existing Core Areas
Eastern and Western Australia
2001
2003
2005
2007
2009
2011
2013
Santos


Enhance existing core areas
Production
2P Reserves 62%
Contingent Resources 36%
2003 Cash Flow
Eastern Australia Gas & Oil
No 1 in gas production & reserves
Established infrastructure
Exploitation opportunities
Carnarvon
Surat/
Bowen
Cooper
Otway
Gippsland
Western Australia Gas & Oil
Asset diversity
Established infrastructure
Acreage position
Santos


Enhance existing core areas
Eastern Australian gas
Australia's largest domestic gas producer
Established infrastructure position
Conventional and coal seam gas assets
Significant uncontracted resources
Gas prices low on global basis, but improving
Otway
Patricia Baleen
Santos


Enhance existing core areas
Southern margins gas focus
Growing exploration opportunity base
Otway – Casino/ Henry acceleration, low risk follow up 2007 drilling
Sorell – high risk, LNG scale deepwater portfolio – possible 2007 drilling
Gippsland – Kipper gas field plus exploration upside
Otway Basin
Casino
Gippsland Basin
Sorell Basin
Santos


Enhance existing core areas
Cooper Oil Project
Exploration, exploitation and EOR project underway
Over 700 mmbbl resource
New technology in mature basin
3D seismic
– Modern drill rigs
– Progressive cavity pumps
1,000+ well program over 5 years
Produced
High Productivity Resource
Low Productivity Resource
Base
Santos


Enhance existing core areas
Cooper Oil Project
• Early results are encouraging
• Three rigs operational
– 7 days spud to spud
• Initial 26 wells drilled
25 successful (96%)
• 7 wells on-line
ATP299P
Nappamerri
ATP267P
Jackson
Moomba
Dullingari
Legend
Santos Acreage
Oil Pipeline
Gas Pipeline
Santos


Enhance existing core areas
Western Australian oil and gas
• Carnarvon Basin high value opportunities
• Extensive acreage position
• Strategic infrastructure
Fletcher
Hurricane
Libris
Gnu
Perentie South
Bricklanding
Legend
Gas opportunity


Enhance existing core areas
Western Australian oil and gas
Mutineer-Exeter oil (STO 34%, operator)
– Production rate increased from 35k to 55k bbl/day
– Further development wells to be drilled
3D seismic survey
Stag oil (STO 67%) continues to perform well
John Brookes gas (STO 45%) uncontracted capacity
Mutineer-Exeter
John Brookes
Santos


Mature emerging core areas
West Natuna
Kutei
East Java
Papua New Guinea
Timor Sea
Browse
including 25% of Hides
Timor / Bonaparte Gas & Oil
LNG infrastructure
Exploration success & acreage
Multi Tcf contingent resources
New core area, material discovery
Multiple exploration targets
Acreage position
Production
Santos


Mature/emerging core areas
Darwin LNG – Development
10.6%, ConocoPhilips operated
2P reserves 3.8 Tcf,
509 mmbbls liquids (gross)
Capex ~US$3.6 billion (gross)
Liquids recycle producing
100,000+ b/d
First LNG February 2006
3.5 Mt/yr LNG initial capacity
Santos


Mature/emerging core areas
Timor/Bonaparte LNG
Strategy to prove up gas resource for LNG expansion
Evans Shoal South drilling
Barossa 1, Caldita 2 to follow
3D seismic acquisition
Santos 40%
ConocoPhillips (Op) 60%
Caldita
Santos (Op) 40%
Shell 50%
Osaka Gas 10%
Bayu-Undan
Santos 40%
ConocoPhillips (Op) 60%
0 100
Kilometres
Darwin
Legend
Santos Acreage
Gas Field
Gas Pipeline
Santos


Mature emerging core areas
Indonesia – building a core business
Strong acreage position in prospective basins
LNG
Hui Aman discovery
Bontang short gas
Good prospect inventory
Kakap
Kutei
Oil
Jeruk discovery
Good prospect inventory
West Papua
Development Projects
Maleo and Oyong in progress
East Java
Santos


Mature emerging core areas
Jeruk oil discovery
Santos 40.5%, operator
Shallow water (42m), deep structure (>4500m subsea)
Kujung carbonate
Appraisal program in progress
-Jeruk 3 drilling
-Jeruk 4 during 2H 2006
Jeruk 3 Subsurface Location
2003
2004
2005
2006
2007



Identify potential new core areas
Kyrgyzstan
2006 regional studies and seismic acquisition
Vietnam
New country entry
2 wells in 2006
USA
Targeting deep play
5 wells in 2H 2006
Egypt
2 wells in 2H 2006
2P Reserves 1%
Contingent Resources nil
Santos



Identify potential new core areas
Dai Hung
Rong Doi
1.2 – 1.5 tcfg
Swan
12W
12E
Dua prospect
Blackbird prospect
Hai Thach
Lan Tay
Santos


Drilling activity increasing
400
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
2006
Non Operated Offshore
Santos Operated Onshore
Oil price
Santos


Summary - production outlook
Total annual production (mmboe)
2004
2005
2006
2007
2008
Australian Gas
Australian Oil
Bayu Undan
Indonesia
Santos

Why Santos ?

- Growing production profile
- Active development portfolio
- Multiple gas commercialisation options
  - 2.0 billion boe of contingent resources
- Attractive appraisal opportunities
  - Jaruk, Timor/ Bonaparte LNG, Hiu Aman
- Material exploration program
  - ~ 20 wildcats in 2H 2006

Santos


Sustainable long-term growth
People & Culture
Safety
Coongie Lakes National Park
Undurana Camel Farm

Reference Slides

Santos


2005 delivers on strategic targets
Production Growth
6-8%
target
19%*
2005 actual
EBITDAX growth p.a.
>10%
target
59%
actual
ROCE
>10%
target
20%
actual
Reserve Replacement
Ratio ***
140%
target
165%
actual
Netback
$22
target
actual
Reserve Replacement Costs ***
US$5.50
target
actual
Santos


Strong reserve replacement
2005 Year End Reserves
1P Reserves 414 mmboe up 19%
2P Reserves 774 mmboe up 20%
Contingent Resources 1,971 mmboe up 37%
2005 1P RRR 218%
3yr Ave RRR 165%
348
32
37
53
414
2004
2005
Santos


EHS performance
TRCFR - Injury Frequency (12 month rolling average)
Full Year 2002
Full Year 2003
Full Year 2004
Full Year 2005
TRCFR
Month / Year
12 Month Rolling Average
2006 Target
Santos

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Peter Wasow
+61 8 8218 5985
peterwasow@santos.com

27 June 2006

Banjar Panji-1 well incident

Santos has an 18% interest in the Banjar Panji-1 onshore exploration well located in the Brantas PSC near Surabaya on the Indonesia island Java.

Santos has been advised by the operator, Lapindo Brantas Inc, that on 29 May 2006 a well control incident occurred.

A flow of mud and water has been escaping to the surface from a series of nearby vents since the incident occurred. The flow has affected a significant area, including a number of nearby villages, businesses and roadways.

Lapindo and local authorities are implementing programs to mitigate affects of the flow on the local community and the environment.

Lapindo and well control specialists are implementing a plan to stop the flow from the vents. The cause of the incident is being jointly investigated by Lapindo and the Government of Indonesia's oil and gas regulator, BPMIGAS.

Santos maintains appropriate insurance coverage for these types of occurrences.

The PSC is operated by Lapindo, with a 50% interest; PT Medco E&P Brantas has a 32% interest and Santos (Brantas) Pty Ltd has an 18% interest.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)